UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11- K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

As of December 31, 2013 and December 31, 2012 and
for the years ended December 31, 2013 and December 31, 2012

Commission file number 1 – 7635

A.  Full title of the plan and the address of the plan if
different from that of the issuer named below:

TWIN DISC, INCORPORATED – THE
ACCELERATOR 401 (K) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office:

TWIN DISC, INCORPORATED
1328 Racine Street
Racine, WI  53403

Report of Independent Registered Public Accounting Firm

To the Benefits Committee
Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (“Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in accordance with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP
June 6, 2014
Milwaukee, WI

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

		2013	2012

Assets:
Cash and cash equivalents	$	---	$45,290

Investments, at fair value		88,676,646	79,622,595

Notes receivable from participants		1,501,080	1,391,749

Net assets available for benefits, at fair value		90,177,726	81,059,634

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts		(263,046)	(770,536)
NET ASSETS AVAILABLE FOR BENEFITS		$89,914,680	$80,289,098

See accompanying notes to financial statements.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012

Additions to net assets attributed to:
Investment earnings:
Net appreciation in fair value of investments	$13,538,564	$1,925,560
Dividend income	2,429,479	2,242,830
Other income	40,513	3,823

Total investment earnings	16,008,556	4,172,213

Interest income on notes receivable from participants	61,148	59,702

Contributions:
Company	828,669	914,553
Participants	2,678,070	3,017,974
Rollovers	241,734	265,648

Total contributions	3,748,473	4,198,175

Total additions	19,818,177	8,430,090

Deductions from net assets attributed to:
Administrative fees	5,527	3,803
Benefits paid to participants	10,187,068	5,008,407

Total deductions	10,192,595	5,012,210

Net increase	9,625,582	3,417,880
Net assets available for plan benefits at beginning of year	80,289,098	76,871,218
Net assets available for plan benefits at end of year	$89,914,680	$80,289,098

See accompanying notes to financial statements.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 1

Plan Description

The following brief description of the Twin Disc, Incorporated – The Accelerator 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

General

The Plan, established April 1, 1986, is a defined-contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility and Participation

Substantially all domestic employees of Twin Disc, Incorporated, (“the Company”) are eligible to participate in the plan after completing two months of employment.

Contributions

Participants may elect to contribute up to 100% of annual gross income with contributions limited under provisions of the Internal Revenue Code (“IRC”).

For participants who are employed by Twin Disc, Incorporated, the Company contributes a percentage of each participant’s 401(k) contributions, up to 6% of compensation.  The contribution percentages for the years ended December 31, 2013 and 2012 was 50%.  For participants who are employed by the Twin Disc South East subsidiary, the Company contributes a matching contribution equal to 25% of each participant’s 401(k) contributions, up to 6% of compensation, and a profit sharing contribution equal to 2.5% of each participant’s compensation.  Participants may contribute to the plan via wage deferrals.  The annual maximum contribution is limited by the IRC. In addition, participants may contribute distributions from other qualified plans (“rollovers”).

Participants allocate their contributions and account balances among various investment options offered by the Plan.  Participants may direct such allocations in any whole percentage increment and allocations can be changed at any time.

Withdrawals

After-tax contributions may be withdrawn at any time upon receipt of written notice by the Trustee.  Pre-tax contributions may only be withdrawn, prior to employment termination, in the event of severe financial hardship or once annually upon attainment of age 59½.  A final distribution is paid to the participant upon termination of employment with the Company. Final distributions in excess of $5,000 may be deferred if elected by the participant until age 70½.

Note 1

Plan Description (Continued)

Vesting

Participants are immediately 100% vested in their account balances.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s profit sharing contributions and Plan earnings.  Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Trustee of the Plan is T. Rowe Price Trust Company, and the recordkeeping services for the Plan are provided by T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”).   T. Rowe Price maintains individual accounts for each participant for their respective investment in each of twenty-six available investment funds.  For all investment programs which are mutual funds or collective trust funds, participant balances are maintained on a share or unit method, as appropriate.  Participant investments in the Twin Disc, Inc. Stock are accounted for on a share method.

Notes Receivable from Participants

Participants may borrow against their individual account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the account balance.  Notes are granted in a uniform and nondiscriminatory manner based on the policy as set forth by the Benefits Committee.  The note proceeds are made pro-rata from the investment elections of the participant.  Each participant's individual account and the interest and principal paid on the note is credited only to such participant's account balance.  Participant notes are repaid over a period not exceeding five years unless the note is used to purchase a principal residence, in which case the note shall be repaid over a period not exceeding fifteen years.

Funding Policy

The Company remits participant elective contributions as soon as practical after participants’ contributions have been withheld from the participant wages.  The Company’s matching contribution and profit sharing contributions are remitted to the Plan each pay period.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 2

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). GAAP requires an investment contract held by a defined contribution plan to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in an investment contract through a common collective trust.  Contract value for this common collective trust is based on the net asset value as reported by the investment advisor.  The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are stated at fair value, with investments in fully benefit-responsive contracts adjusted to contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.  Purchases and sales of investments are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenue and expenses during the reporting period.  Actual results may differ from these estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.  No allowance for credit losses has been recorded as of December 31, 2013 or 2012.  If a participant ceases to make note repayments and the plan administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded.  Delinquent notes are treated as distributions based upon the terms of the plan document.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 2

Summary of Significant Accounting Policies (Continued)

Payment of Benefits

Benefits paid to participants are recorded when paid.

Administrative Expenses

Administrative expenses are note processing fees which are charged directly to the account of the participant to whom the note is made.  Other administrative expenses of the Plan are paid by the Company at its discretion.  Investment related expenses are included in net appreciation of fair value of investments.

Note 3

Fair Value Measurements

A fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 3

Fair Value Measurements (Continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds:  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust:  T. Rowe Price Stable Value Fund (“Fund”) is valued by discounting the scheduled future payments required under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued.  Fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust.  The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes.  Market value events may limit the ability of the Fund to transact at contract value.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the stable value funds constant NAV.   Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Common stock:  Valued at the closing price reported on the active market on which the individual stock is traded.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 3

Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at:

December 31, 2013	Level 1	Level 2	Level 3	Total
Equity securities:
US:
Small/mid blend	$16,314,529	$-	$-	$16,314,529
Large blend	20,871,398	-	-	20,871,398
Company stock	4,683,252	-	-	4,683,252
Other	4,468,752	-	-	4,468,752
International	1,932,187	-	-	1,932,187
Target date	15,014,663	-	-	15,014,663
Fixed income	6,569,165	-	-	6,569,165
Common collective trust – stable value fund	-	18,822,700	-	18,822,700
Total investments at fair value	$69,853,946	$18,822,700	$-	$88,676,646

December 31, 2012	Level 1	Level 2	Level 3	Total
Equity securities:
US:
Small/mid blend	$13,238,528	$-	$-	$13,238,528
Large blend	17,318,366	-	-	17,318,366
Company stock	4,072,757	-	-	4,072,757
Other	3,621,090	-	-	3,621,090
International	1,510,888	-	-	1,510,888
Target date	12,245,018	-	-	12,245,018
Fixed income	8,921,804	-	-	8,921,804
Common collective trust – stable value fund	-	18,694,144	-	18,694,144
Total investments at fair value	$60,928,451	$18,694,144	$-	$79,622,595

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 4

Investments

Investments greater than 5% of Plan net assets as of December 31 are as follows:

Description	2013	2012

Pimco Total Return Fund	$6,471,272	$8,875,074
T. Rowe Price Equity Income Fund	$4,701,937	$4,040,602
T. Rowe Price Growth Stock Fund	$14,326,305	$11,827,607
T. Rowe Price Mid Cap Value Fund	$10,130,024	$8,471,166
T. Rowe Price Stable Value Common Trust Fund**	$18,559,654	$17,923,608
Twin Disc, Incorporated - Common Stock	$4,683,252	$4,072,757
** Investment is stated at contract value.

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

Description	2013	2012

Equity securities:
US:
Small/mid blend	$3,269,499	$1,631,187
Large blend	5,584,089	2,695,108
Company stock	1,941,778	(4,625,564)
Other	936,333	552,577
International	251,125	220,469
Target date	1,950,840	1,243,141
Fixed income	(395,100)	208,642
Net appreciation in fair value of investments	$13,538,564	$1,925,560

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 5

Stable Value Fund

The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is remote.

The average yields of the Fund for the years ended December 31, were as follows:

Description	2013	2012
Based on annualized earnings	2.06%	2.36%
Based on interest rate credited to participants	2.29%	2.45%

The following summarizes the Fund:

	Fair Value Estimated Using Net Asset Value per Share
	at December 31, 2013
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

T. Rowe Price Stable Value Fund	$18,822,700	$-	Daily	None (1)	None (1)

Note 5

Stable Value Fund (Continued)

	Fair Value Estimated Using Net Asset Value per Share
	at December 31, 2012
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

T. Rowe Price Stable Value Fund	$18,694,144	$-	Daily	None (1)	None (1)

(1) The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice one day in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Plan.

Note 6

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions and to terminate the Plan subject to the provisions of ERISA.

Note 7

Income Tax Status

The Internal Revenue Service (“IRS”) has determined by a letter dated June 19, 2012, that the Plan was designed in accordance with the applicable sections of the IRC.  The Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.  Accordingly, the Plan administrator believes the Plan is exempt from federal and state income taxes.  Plan management evaluates uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there were no uncertain positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions and there are currently no audits in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 8

Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investments it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 9

Party-In-Interest Transactions

The Plan holds shares of mutual funds and units in a common collective trust managed by an affiliate of the Plan Trustee.  The Plan also invests in the common stock of the Company and issues notes receivable to participants.  These transactions qualify as party-in-interest transactions.  These transactions are not considered prohibited transactions under 29 CFR 480(b) of the ERISA regulations.  Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

Note 10

Related Party Transactions

The number of shares and fair values of Twin Disc, Incorporated common stock as of December 31, 2013 and 2012 were as follows:

	Shares		Fair Value
	December 31,		December 31,
	2013	2012	2013	2012

Twin Disc, Inc. Stock	180,891	233,664	$4,683,252	$4,072,757

The plan purchased 24,683 and 46,255 shares of Twin Disc, Incorporated common stock for $597,908 and $1,187,459 during 2013 and 2012, respectively.  The Plan sold 77,456 and 52,044 shares of Twin Disc, Incorporated common stock for $1,929,191 and $1,186,064 during 2013 and 2012, respectively.

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Notes to Financial Statements

Note 11

Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of and for the years ended December 31:

	2013	2012

Net assets available for benefits for Form 5500	$90,177,726	$81,059,634

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(263,046)	(770,536)
Net assets available for benefits per financial statements	$89,914,680	$80,289,098

	2013	2012

Increase in net assets available for benefits per Form 5500	$9,118,092	$3,574,507

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	507,490	(156,627)
Increase in net assets available for benefits per financial statements	$9,625,582	$3,417,880

Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN #39-0667110 Plan #005
December 31, 2013

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	DFA Emerging Markets Value Fund	Registered Investment Company	**	$298,788
	Dodge & Cox Balanced Fund	Registered Investment Company	**	4,468,752
	Goldman Sachs Growth Opportunities Instl Fund	Registered Investment Company	**	1,507,952
	Lazard International Strategic Equity Instl Fund	Registered Investment Company	**	1,633,399
	PIMCO Total Return Fund	Registered Investment Company	**	6,471,272
	Vanguard 500 Index Fund	Registered Investment Company	**	1,843,156
	Vanguard Total Bond Market Index Signal Fund	Registered Investment Company	**	97,893
	William Blair Small Cap Growth Fund	Registered Investment Company	**	1,242,441
*	T. Rowe Price Equity Income Fund	Registered Investment Company	**	4,701,937
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	**	14,326,305
*	T. Rowe Price Mid Cap Value Fund	Registered Investment Company	**	10,130,024
*	T. Rowe Price Small Cap Value Fund	Registered Investment Company	**	3,434,112
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	**	29,164
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	**	965,492
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	**	3,169,899
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	**	4,396,852
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	**	1,892,116
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	**	1,714,275
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	**	966,907
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	**	651,423
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	**	233,703
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	**	484,849
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company	**	276,959
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	**	233,024
*	T. Rowe Price Stable Value Fund	Common collective trust	**	18,822,700
*	Twin Disc, Incorporated	Common Stock	**	4,683,252
	Investments at fair value			88,676,646
*	Notes receivable from participants, interest rates
	ranging between 4.25% and 9.00%, maturities
	ranging from 2014 to 2027	Notes receivable	0	1,501,080
				$90,177,726
*	The party involved is known to be a party-in-interest to the Plan.
**	Information is not required for participant-directed investments

See accompanying report of independent registered public accounting firm

EXHIBIT INDEX

EXHIBITS TO THE ANNUAL REPORT ON FORM 11 – K

The exhibits listed below are filed as part of this Annual Report on Form 11–K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S–K.

Exhibit
Number                      Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Certification pursuant to 18 U.S.C. Section 1350

99.2	Certification pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TWIN DISC, INCORPORATED –
THE ACCELERATOR 401(K) SAVINGS PLAN

June 6, 2014	/s/ Christopher J. Eperjesy
Christopher J. Eperjesy
Vice President – Finance, Chief Financial Officer and Treasurer

/s/ Denise L. Wilcox
Denise L. Wilcox
Vice President – Human Resources